Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 333-250941

The following is a transcript of remarks by Francis deSouza, Chief Executive Officer of Illumina, Inc. (“Illumina”), at the Goldman Sachs Global Annual Healthcare Conference held on June 10, 2021.

CORPORATE PARTICIPANT

Francis deSouza, Illumina, Inc. - Chief Executive Officer

CONFERENCE CALL PARTICIPANT

Matt Sykes, Goldman Sachs, Research Analyst – Life Sciences and Diagnostics

PRESENTATION

Matt Sykes, Goldman Sachs, Research Analyst – Life Sciences and Diagnostics

Good morning, everyone. I'm Matt Sykes, the life sciences tools and diagnostics analyst at Goldman Sachs. And I have the pleasure of welcoming Illumina to our conference today. I wanted to introduce Francis deSouza, the chief executive officer of Illumina. Francis, thank you so much for being here with us. We really appreciate it.

Francis deSouza, Illumina, Inc. - Chief Executive Officer

Thanks for having me, Matt, and thank you to the entire Goldman community for allowing me to speak to you today.

Matt Sykes, Goldman Sachs, Research Analyst – Life Sciences and Diagnostics

Great. And let me just start out with a brief disclaimer, is that due to restriction, I cannot ask any questions about Grail during this session, but we have plenty of other questions that we can address. And maybe, Francis, I'll turn it over to you first, just to start out and set the stage for us discussing some of the key highlights and things that you want investors to keep top of mind for Illumina.

Francis deSouza, Illumina, Inc. - Chief Executive Officer

Yeah. So, let me start first by getting the safe harbor statement out of the way. I've been asked to remind you that my comments today could include forward looking statements. You should refer to our SEC filings for our discussion of the risks and uncertainties that could cause results to differ materially from our current expectations. It's our intent that all forward looking statements regarding our financial results and commercial activity may during today's discussion will be protected under the Private Securities Litigation Reform Act of 1995.

With that out of the way, let me jump in and start with some context. We are entering 2021 with a huge amount of momentum in the genomic space and Illumina's business specifically. Q1 for us was a very strong quarter and exceeded our expectations with the first billion dollar quarter in Illumina's history, and record revenue across all our regions.

So, as we think about the themes and priorities for the rest of the year and for the coming years, there are probably four that I want to talk about. The first one, is we want to continue to do everything we are doing to drive genomics, to be accepted as a standard of care in clinical practice across domains like oncology, therapy selection, reproductive health, genetic disease testing, and population genomics initiatives. We do a lot of work, both in terms of providing the technologies that power those programs, but also in helping drive reimbursement in countries so that the testing is accessible and also in creating cleared products to accelerate the adoption of these technologies.

So, our first priority is to continue to drive the adoption of genomics as a standard of care in those domains. We're seeing very strong momentum in those areas. In fact, in Q1 oncology testing emerged now as the largest and the fastest growing market segment that we serve at Illumina. The second priority we have is continue to drive the usage of genomics in research, and academic research. It's clear that there is a lot we still need to understand about the functional genome, how your genome translates into health and disease.

And to really understand that, researchers want to do larger experiments. They want to do experiments that have larger cohorts to understand chronic and complex diseases. They want to do research that has more cells even from within individuals to understand the heterogeneity of how cells function in your body. And they want to do deeper sequencing to identify those rare to find events. And so, our work there is to continue to democratize access to very high accuracy, clinical grade sequencing. We had a terrific launch in Q3 of last year with our version one dot five flow cells to bring the cost of sequencing down. That expands the market and that's driving some of the momentum.

So, the second priority we have then is to drive genomics in the research applications and enable more discovery through more access to clinical grade genomics, and high quality genomics. The third priority that we have, and it's probably one of the more urgent ones is to do everything we can to help the world get through this pandemic. And there are a number of ways that we are involved, right from the very beginning in Wuhan at the end of 2019 to help identify the causative pathogen, we're working with vaccine manufacturers, particularly the genomic vaccine manufacturers, the mRNA vaccines, but also working with therapy providers, diagnostic tools providers, and now really doing a lot of work around surveillance.

So, the third priority for us is to do everything we can to enable genomics to help us get through this pandemic and make sure that we're better prepared for the next one.

And then our fourth priority is to focus on closing Grail. It was terrific to see last week the announcements from Grail that they launched their breakthrough Galleri test. As you know, this is a one of its kind test in the market, that's a simple blood test that can look for 50 types of cancers across all stages. Really, really breakthrough technology that we think will have a very dramatic impact in terms of altering the mortality curve for cancer. They also announced last week, the results from their Pathfinder study and the results were really strong and very consistent, as we would expect, with the results that they had published earlier. So those are our four priorities and the idea is we want to make sure that we are continuing to drive the acceleration of growth that we're seeing in these high growth genomics markets. Hey Matt, I don't hear you.

Matt Sykes, Goldman Sachs, Research Analyst – Life Sciences and Diagnostics

It's been a year and a half and I still keep myself on mute during Zoom. Sorry, apologies. So, maybe first of all, thank you for that. That was a helpful set up for us. And maybe just talking about the most recent results, you touched on it a little bit. Obviously, outside of that, that $35 million in COVID related surveillance demand, it seems like the bulk of the strength was actually on the core business and a strong pipeline for instrument placements. Where do you see the core drivers of this demand and how sustainable is that over the course of the year and maybe even longer?

Francis deSouza, Illumina, Inc. - Chief Executive Officer

Yeah. So, I'll break it down into a couple of thoughts. And I'll talk first about the clinical markets that we serve, and then I'll talk about the research markets. The clinical markets long-term represent the biggest part of the opportunity in genomics across a number of domains. Across oncology, for therapy selection, for MRD, and now for screening, but also in reproductive health and genetic disease testing. In Q1, over half of our revenue now came from the clinical markets. And I talked about the fact that oncology therapy selection is now not only our largest market segment, but it's also our fastest growing.

And so, we're seeing really good momentum in these clinical markets, and what's driving that? What's driving that is partially the expansion in reimbursement that we saw play out over the last few years, but especially last year. Last year, we saw our coverage expand in a number of key areas in clinical genomics. In genetic disease testing, we saw a 10 fold increase in the coverage by the end of the year, compared to where we were in the US at the beginning of the year. We also saw in noninvasive prenatal testing, a couple of the largest payers in the US adjusted their reimbursement policy. So they would cover NIPT for average risk patients, not just high-risk patients. That also expands the market for Illumina. And then similarly, in cancer, we saw an expansion of the coverage for genomic testing and especially for comprehensive genomic profiling of a patient's tumor. So, we're now at a point where in the US we have over 200 million covered lives that have access to some genomic testing when they have cancer. So those expansions in reimbursement that played out, especially in the last year are really having a follow-on effect this year as more patients get access to those tests.

And so we're going to continue the work we do to help work with payers and demonstrate both the clinical utility and economic value of covering those tests to expand coverage globally, but that's, I think one of the core drivers of why we're seeing acceleration of growth in the clinical markets. In the research market, that we're seeing a couple of things play out. One, we're clearly seeing a lot of the academic researchers come back to the labs and get back to where they were pre-COVID levels in terms of genomics activity for their research. But the other driver there, is the launch of our version 1.5 flow cell in late summer last year. What that did was it made the $600 genome more accessible to more labs than ever before, and democratized access to high throughput sequencing. And what that's doing is it's catalyzing the demand, really tapping into the elasticity there, where researchers are now looking to do bigger experiments and connect again, that functional genome to health states and disease states.

And so, that's what we're seeing. And we saw that elasticity play out in a number of ways. In Q1, for example, we had our second highest quarter for NovaSeq, our high throughput instruments. The first highest was when we first launched the instrument way back in 2017. Similarly, in Q4 of last year, we had really strong NovaSeq activity. And so, we're coming back to back off strong quarters for NovaSeq based on the elasticity we're tapping into with us bringing prices down.

Matt Sykes, Goldman Sachs, Research Analyst – Life Sciences and Diagnostics

Got it. That's really helpful. And maybe just on COVID surveillance specifically funding from the government, how do you expect this to play out globally? You've talked a little bit about broader bio force, and COVID is obviously shown us where we were in terms of surveillance infrastructure, and it wasn't necessarily where it needed it to be. I'd expect it to be a bit of a lag effect in terms of the funding and instrument placements, but do you expect this to be a multi-year build out in capacity? And how are you thinking about the COVID surveillance efforts as we move forward?

Francis deSouza, Illumina, Inc. - Chief Executive Officer

Yeah, I would say that this pandemic has accelerated the entry of genomics into infectious diseases by maybe five to 10 years. And genomics has played already a very important role in fighting this pandemic and continues to, and equally importantly it's becoming clear now to the epidemiological community that genomics is going to be part of how we contain our future outbreaks and hopefully prevent future pandemics. Our role in the pandemic started in late 2019 when our teams were called into Wuhan to help the local Chinese

Chinese authorities identify the causative pathogen between driving the outbreak of this pneumonia of unknown origin that we were seeing. And it was Dr. Song's using our NovaSeq that caused them to publish the first viral genome for SARS-CoV-2 on January 10th, 2020. And since then we have played a number of roles in helping fight this pandemic. Obviously, we're working with the vaccine manufacturers. They, if you look at Moderna or Pfizer, BioEnTech, they've actually never had the live virus on their site. Their entire vaccine development program that's helping power us out of this pandemic has been based on genomic data coming off Illumina sequencers. And so that is a huge responsibility to deliver highly accurate genomic data sequences of power, these vaccines. But we've been working there, we've been working with some of the therapy manufacturers at some of the testing diagnostic testing providers. And then we started talking about the fact that there was going to be a big need for genomic epidemiology that we needed to track how this virus was mutating and how it was spreading. And the genomics has an important role to play there because if you can understand how a virus is spreading in your environment, that drives policy decisions. If you know, for example, infections are just coming from the outside, well, then you can enact a travel ban that can help contain the outbreak. But if you already have community spread, then it's too late to just rely on a travel ban. So we talked about the fact that you needed these, this kind of genomics-based surveillance for policy decisions. But then we also said equally importantly, it's important to understand how the virus is mutating, because that tells you whether the weapons we're using to fight the pandemic, the vaccines, the therapies, the diagnostic tools, whether those will continue to be effective, or whether the virus will escape.

And last year, the UK government caught onto it early. And in the late spring launched the first sort of national genomic epidemiology network to track COVID. And then it was really until, it wasn't until December when we started to see some of the new variants emerge that it really caught on as people got the notion that we do need this genomic space pathogen surveillance network.

And so now you're starting to see countries around the world, stand up networks from India and the US and frankly just around the world, across the EC. That's certainly going to help us with COVID, but it's durable. This is something we are going to need going forward. We're going to need to identify outbreaks much more quickly. We need to identify the causative pathogens more quickly, and we need to understand how these viruses or pathogens are spreading and mutating. This is not just a public health emergency, a need, but it's also a national defense gate because this kind of network can alert us to the next coronavirus outbreak to emerging anti-microbial resistance, but also to bioterrorist attacks. And so you're seeing momentum around building this as a durable asset going forward.

Matt Sykes, Goldman Sachs, Research Analyst – Life Sciences and Diagnostics

Got it, thanks for that. Yeah and I was going to - you kind of addressed already, but I was going to talk about what you think COVID is actually brought to the sequencing space in terms of awareness and importance. And you've already talked about the pulling forward of sort of 5-10 years in terms of infectious diseases. So I think you did a really good job of covering that.

Maybe shifting gears a little bit. And just looking at sequencing in general is obviously forms the backbone of a lot of pretty exciting areas of research and discovery, whether it's proteomics, local biopsies, single cell, all of them need sequencing, but we're also seeing at the same time, some emerging competition in the sequencing space. And so how do you feel your role will be in these types of markets and how can you deepen your partnership with your existing customers, just given the critical nature of your technology, but also realizing there's some emerging competition in these fast growing end-markets.

Francis deSouza, Illumina, Inc. - Chief Executive Officer

Yeah you make a really important point. I think one of the things I felt strongly when I joined Illumina, maybe over eight years ago, was that genomics is probably one of the most transformational forces I will have seen in my lifetime, honestly. And I came from the tech industry because it powers transformation in so many different market segments. Genomics is going to change the way we treat cancer from screening earlier, to identifying the right therapies, to monitoring for recurrence. It's also going to change the reproductive journey from carrier screening to noninvasive prenatal testing, to helping with IVF to genetic disease diagnosis after birth. But literally Matt, there are hundreds of market segments ranging from some of the health segments we talked about to wellness to data storage. We're working with Microsoft to Twist around using DNA as a data storage mechanism.

Our strategy is to be the platform that powers all of those market segments. And what we want to do is make sure that we democratize access to genomics to enable these hundreds and hundreds of market segments. And to do that, we have a very rich technology roadmap. We spend, we invest significant amounts in our research capability to deliver against the roadmap that brings high accuracy sequencing at a lower and lower cost to turn on these different markets. And so our focus is going to be on continuing to deliver against that roadmap to deliver highly accurate sequencing at a lower and lower cost and sequencing that allows faster and faster turnaround times. And each of the different markets I talked about will be activated at a different combination of those three things. And so our focus is going to continue to be, to just drive breakthrough innovations that bring that sequencing down.

Now you add to our technology strength. We've built a very robust capability in the rest of our company, too. We have a commercial reach today that allows us to serve over 140 countries. We have a regulatory capability that allows us to have regulated products in over 40 countries. And so you add all of those things and I feel like that is that positions is probably best to deliver the best value to our customers. And that's frankly how we learn their business every day.

Matt Sykes, Goldman Sachs, Research Analyst – Life Sciences and Diagnostics

Got it, maybe that's a good transition to my next question, which is talking about these customer segments. You know the evolution of a tool's technology company typically is academic biopharma clinical. You guys are involved in these markets and sometimes when you're making that transition, you're realizing these customers have different use cases, different needs, different concerns. As you're servicing all these different types of customers, how flexible can you be and how attuned to the different requirements, whether it's price, whether it's capacity, speed, throughput, et cetera, that each of these customers has, and how do you balance all of that as you try to manage all these different constituencies and customers?

Francis deSouza, Illumina, Inc. - Chief Executive Officer

Yeah, it's a really good observation. I think the genomics industry as a whole with Illumina has evolved, as you said over the last five years especially. You know if you think back to 2013 and before, it really, we serve the market with sort of one sequencer. It was first the GA then the HiSeq. And we realized that as the market grew, first of all, we needed a richer portfolio to serve the different parts of the market. We needed a high throughput instrument, but we also needed the MiSeq, which was more of, sort of a benchtop desktop type instrument. And so first thing we realized is that we needed to expand and have a broader portfolio to serve the market, to deliver different price points, different data outputs.

But then what also became clear starting in 2013, 2014, was that the clinical part of the market was going to grow and that we needed products that were tailored for the clinic that the needs, as you said, of the clinical market were in some cases different than what the research community was looking for. And so at Illumina, and I led this when we did it, but we embarked on a clinical transformation effort in the 2014 timeframe. And that really required us looking at every single process. How we design products, how we build products, how we market products, how we sell products. And we have to design end-to-end processes targeted to sort of those clinical markets. We have to build up a regulatory capability that took us many years, including adding talent from the outside through an acquisition. But we still had to do a lot of work on top of that too. We built market access teams to work with the payers to drive reimbursement.

And so it's been a big journey, as you said to be, to go from being just a straight serving the research community to now being world-class in terms of serving the clinical community. And that's a journey that frankly, anybody who wants to get into this space is going to have to go on, right? That the product that you sell into the research community, it's just not frankly going to be enough to meet all the needs that you have in the clinical community. The other dynamic that's playing out is the genomics market is more global than it's ever been. And Q1, the majority of our revenue, came from outside the US. Now what that means is that you need local capabilities in a way that you never did.

If you want us to succeed in the genomics market, you certainly will need in-country capabilities and a lot of countries for regulatory work, for in-market surveillance, for reimbursement work. But in some cases, the products you need for a market are different than you might need for another market, because the genome of that community is different. And so you will need tailored products for markets based on what the needs are, not just around price points, because that's what everybody thinks, and that's certainly true, but also in the case of genomics, based on the community you're serving. And so it's a lot of capability you've got to put together to drive that transformation.

Matt Sykes, Goldman Sachs, Research Analyst – Life Sciences and Diagnostics

Got it. That's really helpful. I appreciate you taking time to answer that question. I've got a question from the audience kind of on that emerging competition that we spoke about. I'm going to kind of wrap it in with another question that I had just on product cycle cadence, and one of these new emerging competitors is likely to have an instrument on the market by next year. As you think about your product cycle cadence and bringing out new platforms, how do you think about the changing competitive landscape and can you speed to market some of the product enhancements and things like that over time?

Francis deSouza, Illumina, Inc. - Chief Executive Officer

Yeah. A market that's as big, as high growth, as genomics is always going to attract a lot of investment, a lot of players. And that's been true with the last 10, 15 years, even though that's certainly true today. Our focus is going to continue to be - to sort of set a relentless pace in the market in terms of innovation and driving the cadence of delivering this very high accuracy sequencing at more and more accessible price points. We're going to continue to focus on delivering end-to-end solutions that target the clinical markets. We're going to focus on bringing cleared products to market, to make it easier for more customers to access genomic solutions. We're going to focus on expanding our capability globally to be the partner of choice to those customers. And then from a technology perspective, it's just incredibly exciting to see how much headroom SBS chemistry has had. We continue to imagine and we build in terms of tenure roadmaps.

And so we try and imagine where this could go. And I can confidently say that we have a more exciting road map now than frankly, we've ever had I think, in the history of our company, in terms of the technology that we're developing, the breadth of the technology that we're bringing out. And so our focus is going to be to just continue to set a pace that everybody else will have to follow, in terms of driving costs down, improving quality into the market. And competition helps expand the market. It helps bring the messages to the market more fully. And we know that our goal is to continue to add more value to our customers, than other players too.

Matt Sykes, Goldman Sachs, Research Analyst – Life Sciences and Diagnostics

Got it. Maybe let's pivot to government funding. I mean, it's obviously a key driver. You have a very good perspective on what this has looked like over time. We've seen an initial proposal from administration, albeit just a proposal, but for calling for a pretty large increase 20% plus for NIH, could you just maybe help us understand a little bit how that filters down the customer and the person decision? There's obviously a lag period, but I'm just trying to marry the - sort of the longer-term tailwind with how that filters down into instrument placement growth and purchase decisions.

Francis deSouza, Illumina, Inc. - Chief Executive Officer

Yeah. I think you touched on a couple of very important points. One is the early signs we're seeing are very encouraging, as you said, in terms of new funding coming into genomics, you talked on the fact that the FY22 budget proposal includes the largest single year increased to the NIH budget that we've ever seen. And NIH is obviously a big source of funds for the U.S academic and government researchers. The proposal includes six and a half billion dollars, an increase dedicated to the creation of the advanced research project agency for health. It also includes a 20% increase in the national science foundation budget and a 15% increase in the CDC budget.

So we're seeing really encouraging signs and we're seeing signs like that play out not just in the US but as you touched on, there's a timeline here. So this isn't something that we expect to see certainly this quarter, or maybe even the next quarter, but this sets us up really well for, expanding genomic research in the coming years. So stay tuned to watching how these proposals play out, but really encouraging signs for the future.

Matt Sykes, Goldman Sachs, Research Analyst – Life Sciences and Diagnostics

Got it. Thank you for that. And just thinking, going back to the product cycles, you obviously have a very high level of recurring revenue, so there's a certain stability to your revenue stream, but when you introduce new instruments, they drive varying levels of pull through. So how are you balancing maintaining that high level of predictability and reliability on the consumable side, making sure you're innovating and launching new products. And how do you think about that balance of revenue going forward to sort of make sure that there's at least a stability instead of sort of a step change when we get these product changes?

Francis deSouza, Illumina, Inc. - Chief Executive Officer

Yeah. One of the things that I'm really excited about that's happened over the last few years, in terms of Illumina as an investment, and also in terms of our financial predictability, as you talked about, is we've been able to increase the percentage of our business that comes from recurring sources. So consumables primarily, but also service contracts, and it's now, you sort of that 80ish percent of our business. And so this is very different than where we were maybe 5, 10 years ago, where we were much more driven by product launches and instrument placements. And so I feel really good about just the strength of the business in terms of how much of our business comes from the recurring portion of our business. Having said that, product launches are very important. And so here's how we think about it.

You know, internally at Illumina, we have our research teams and our product development teams work on a number of the core architectural components that we feel are capable of driving breakthrough changes, things like optics and flow cells and chemistry and so on. And what we then do is look at the market to try and understand when there is and where there is an opportunity to drive growth in that market, by delivering an instrument into that market. That's what caused us to expand our portfolio, ranging from the iSeq all the way to the NovaSeq. It's what causes us to deliver end-to-end solutions. And so when we release the product, it's very much driven by the market opportunity, and the ability to capitalize on that market opportunity, and drive growth in a market. Now, the other thing we thought about is when we launch products, the strategy we have is we want to drive a multi-year upgrade cycle.

Then that's different from in the early days of the industry, when you'd launch a product, you'd see a couple of really strong years and then it would sort of taper off. And if you look at what we've done with NovaSeq, it's a really good example of this, where NovaSeq is entering its fifth year of being in the market. So we launched it in 2017 and yet we're seeing really strong demand for an NovaSeq. I just talked about the back-to-back really strong quarters we had from terms of instrument, orders and revenue, but also in terms of consumables. And the way we do that is we activate different sub segments at different times over that upgrade cycle through the release of flow cells. And so we've been very intentional as we looked at the high throughput market segment to first target the very high throughput large genome centers, and sort of work our way through the segment. What that does then is it helps deliver a smoother upgrade cycle over the course of maybe five years, rather than two years, that also helps, still delivers the growth, rather than make it choppy through a new product launch and then a pullback you're seeing sort of a smoother growth trajectory going forward. Those are all efforts that we've put into place by expanding our portfolio, by being intentional about how we activate upgrade cycles. Now, having said all that, I'll go back to product launches are very important for us. They're very important in terms of bringing new capability in the market, driving elasticity of new segments into the market. And so we're going to continue to focus on those as well.

Matt Sykes, Goldman Sachs, Research Analyst – Life Sciences and Diagnostics

Got it. Maybe we take a step back and for bigger picture question, as I've done all these series of initiations, and I usually have a section on growth drivers every single time. I mentioned the decline in sequencing costs as being a growth driver for just about everybody. And it's fairly common, but as you think about sort of the future of sequencing is sort of the core of life sciences research, we talked a little bit about before. It obviously only seems to be increasing in relevance, but also you want to make sure that the economics of your business model remain robust. So as I think about it for you guys, does it come from greater customer adoption and expanding use cases for higher throughput for those customers, who might've been doing low throughput before, making them kind of scale up, or so essentially like a volume increase. How should we think about, as the sequencing cost comes down, the usage goes up, how are you going to monetize that? And how do you make sure that's an economically robust situation for you?

Francis deSouza, Illumina, Inc. - Chief Executive Officer

That's a great question. And probably one of the more important questions in that we think about every year as part of our strategic planning process. And I'll make some points, I'll say, first of all, in the vast majority of the very large genomics markets that we serve, we're still at the very, very, very early stages of penetration. And I'll give you a couple of examples. If you look at cancer treatment, for example, in therapy selection, so matching a cancer patient with the best therapy for them, globally we're still less than 10% penetrated in terms of the number of cancer patients that use an NGS test to select the therapy. So very early stages. In fact, if you look at another market, the cancer screening market, the early cancer detection market, we've talked about the fact that that could be a $60 billion market opportunity. And yet we had the first test ever only entered the market a few days ago. So 0% penetration on a giant market opportunity. I can go segment after segment and talk about the fact that in nearly all of them were still at the very early stages. And so there's just a lot of growth in front of the market because it's a big greenfield opportunity that will be penetrated over time and that'll generate a lot of growth. Now, we are active drivers of that growth. In some cases we help create the market opportunity. So like in early cancer screening, we were the ones that developed the technology that powered Grail, and sort of helped create that market opportunity. And we do that through a number of mechanisms. So our own invention where that's happened a few times, but also through Illumina Ventures and helping catalyze new growth opportunities through our accelerator program.

And that's given us access and helped us power a lot of these market segments. Proteomics, for example, there are a number of proteomics companies that are looking to NGS and our platform specifically to be the readout mechanism to drive that emerging market opportunity. And so we're very intentional about being the platform that powers all those opportunities. Now, we also wanted to do is make sure that we are able to open up markets by using prices - we know different segments will take different price points to be opened up. And there are still many segments of big segments. For example, data storage is going to require a much lower price point than we have on the market today. And so, as we look forward, we see these

New big market opportunities that are accessible when we drive prices out, and that'll be a source of additional growth. Another level we think hard about is how we deliver prices differentially across markets, and so the rate of bringing prices down can be different across markets. And the way we do that, for example, is by delivering end-to-end solutions in some markets. And so if you buy the VeriSeq NIPT product for example, you're thinking about that product being priced as a price per report or a price per sample. And what we want to do is make sure that we deliver that price in a way that is profitable for labs given the reimbursement framework. And that's sort of where that market price needs to be. It's not directly connected to the price of sequencing, right? And so what we're able to do then is deliver enabling price points to different segments that are differentiated. And so that's a very powerful mechanism too in terms of opening up new markets and driving the right price structure or price offering without maybe impacting other markets as well.

Matt Sykes, Goldman Sachs, Research Analyst – Life Sciences and Diagnostics

Got it. Thank you for that. That's a really helpful way to frame that. There's been an sort of increasing debate, and I know you've had the question before about long read versus short read. And from what I've read you believe as the costs come down for a long read, your costs are going to come down as fast. And therefore, that cost spread will continue to be wide. But maybe could you just talk a little bit about your thoughts on potential competition from a long read and how you guys are positioning for that?

Francis deSouza, Illumina, Inc. - Chief Executive Officer

Yeah. We've maintained now for many years in print and I'm afraid I haven't seen much to change that position that long reads have a useful role in the genomics market for certain applications that represent about 5% of the genomics market. And it's if you're doing de novo sequencing of a new species, for example. And it's very complimentary to the work we do in short reads that the reality is if you want a highly accurate read that's at a lower price point and you want to do large number of samples, short reads is really the perfect fit for that, right? And so we maintain they are really two complimentary segments. And what we've seen is that as prices have come down in the genomics market as a whole, we've actually expanded the gap between, the price gap between long reads and short reads.

And so yes, prices are coming down as a whole, but we've in a lot of cases been able to drive prices of the short reads down even faster than we've seen in the long read market. And so if you look at the markets that we serve in non-invasive prenatal testing for example, the length of the fragments, the fetal fragments you're looking, at is 130 base pairs, right? On average. And so the ability to look at 10,000 or a million base pair fragment at a order of magnitude higher cost really doesn't help you in any way, especially if you're giving up on accuracy and you're giving up on price and you're getting nothing because the fragment is short. And that's a significant market for us. Similarly, in oncology testing if you're looking for circulating tumor DNA fragments, those are, in liquid biopsy, those are 200 base pair long. And that, again, fits squarely in the wheelhouse of the length of short read addresses.

And that, as I said, oncology testing is our largest market segment. And so customers won't want to give up accuracy and pay an order of magnitude higher costs because they don't gain anything given the fragments are so short. Now, what is changing over the last few years is that we're seeing really exciting developments in machine learning and AI. And what that means is that our short read technologies are starting to be able to expand into that 5% I talked about of applications that were well-served by long read. And so you've seen over the last year even, a number of releases from us in terms of interpretation capability that are starting to address some of those applications. And so I think that's really exciting. That's stuff we're certainly working on and we expect to continue to expand the accessibility of the market for short reads through those innovations.

Matt Sykes, Goldman Sachs, Research Analyst – Life Sciences and Diagnostics

Got it. Really helpful explanation. Maybe just as we close here, just on capital allocation on the organic side. Historically, you've had R&D as a percentage of sales around 18%. How should we think about that going forward? Do you see any need to increase that? To spend just given perhaps the changing competitive landscape or other reasons, how should we think about your investments in R&D and organic investments going forward?

Francis deSouza, Illumina, Inc. - Chief Executive Officer

I think at this point, I don't think you should view any significant change in our ethos. And our ethos is to say, look, we recognize that innovation is what powers the growth of our markets and we see a lot of opportunity to drive that innovation and accelerate the markets that we serve. And that's what drives that 18%. That goes up and down a little bit depending on where we are in product cycles. And so you should expect that going forward. Having said that, and you've seen that in our history, if ever there's an opportunity in front of us that we think is very compelling, that is a large opportunity, that's a high growth opportunity that we can uniquely serve better than anyone else, we view it as something we will take very seriously. And in some cases, you've seen us either drive significant organic innovation or look to acquire.

So from time to time, that may come up and we'll obviously call those out and share our thinking behind that. But if those do come up, we will go after them. And maybe I know you're looking to close, but maybe I'll close with just highlighting sort of where we are in terms of context. And there was a terrific article in the New England Journal of Medicine this last week I believe on the 3rd of June talking about the case of a five-year-old boy that was admitted to the NICU. And it's infantile eosinophilia which can be fatal. And what was exciting was that, and this is really breakthrough, but in 37 hours that child went from being admitted to having their whole genome sequence, to having the causative genes identified, treatment was ordered, treatment was received, and in six hours the symptoms had receded.

Now, that's an N of one right now, but that should be the standard of care. And it's especially poignant because this child had a brother 10 years ago that presented with the same neurological symptoms. And despite extensive workups, the child died. And so you can see sort of where we are, or you can get a glimpse of what the future is going to be. But again, we're still at the very beginning. And you also get a sense of what it'll take to make that happen. You needed highly accurate sequencing. You needed very fast turnaround times because intervention times matter here. And you need an end-to-end capability, right? You didn't need to go get sequencing somewhere else. And so that's what powers us and that's really ultimately our mission, right? To improve human health by unlocking the power of the genome.

Matt Sykes, Goldman Sachs, Research Analyst – Life Sciences and Diagnostics

Perfect. Francis, thank you so much for joining us. I really appreciate all the detail that you gave. Thanks for coming.

Francis deSouza, Illumina, Inc. - Chief Executive Officer

Thank you, Matt.

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